TripAdvisor, Inc.

400 First Avenue

Needham, MA 02494

September 14, 2018

Via EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TripAdvisor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017 (the “Annual Report”)

Filed February 21, 2018

File No. 001-35362

Dear Ms. Blye:

Set forth below are the responses of TripAdvisor, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated August 13, 2018, with respect to the filing referenced above (the “Comment Letter”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

General

1.

In a letter to the staff dated January 12, 2016, you discussed the availability on your website of certain travel information and services relating to Sudan and Syria. You also acknowledged revenue associated with Sudan and Syria. Your website currently provides information and services regarding hotels and restaurants in those countries, and also in North Korea. North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, and any such contacts with Sudan and Syria since your 2016 letter, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements.

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

September 14, 2018

Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response:

The Company operates a global platform about destinations, accommodations, restaurants, activities and attractions that includes rich user-generated content, price comparison tools and online reservation and related services. The Company’s platform helps to match demand – users who seek to discover, research, price compare and book the best travel experiences – with supply – travel partners who provide travel accommodations, travel experiences and travel services, worldwide. We facilitate transactions between users and travel partners in a number of ways, including by sending referrals to our travel partner websites, offering advertising placement on our websites and mobile apps, and facilitating bookings on behalf of our partners. The Company derives a substantial portion of its revenue from the sale of advertising, primarily through click-based advertising, and to a lesser extent, display-based advertising, as well as subscription-based advertising, which enables subscribers to advertise their business on our website.

As previously described in the Company’s letter to the Staff dated January 12, 2016, the Company, through its websites, does provide certain travel information and services to or relating to North Korea, Sudan and Syria. These include hosting user-generated reviews pertaining to hotels and accommodations, restaurants, activities and attractions in these countries, hosting community forums in which users can share their travel experiences, providing display- and subscription-based advertising products, and providing the capability for hotel and restaurant owners to respond to user reviews and comments. We note that the Company’s website does not itself enable users to book hotels and accommodations, restaurants or activities and attractions in these countries and/or flights to/from these countries. The Company believes that its provision of information and services in respect of these three countries is covered by exemptions to the applicable sanctions, as administered by the Office of Foreign Assets Control, or OFAC. These include exemptions (a) covering First Amendment-protected free speech and authorizing the importation and exportation to/from each of these countries of “information and informational materials,”1 and (b) broadly authorizing the “arrangement or facilitation of travel” “to or from any country,” as well as all transactions “ordinarily incident to travel to or from any country.”2

[1]	31 C.F.R. § 538.212(c) (Sudan: exempting importation and exportation of information and informational materials); § 542.206(b) (same for Syria).
[2]

31 C.F.R. § 538.212(d) (Sudan: “The prohibitions contained in this part do not apply to transactions ordinarily incident to travel to or from any country, including exportation or importation of accompanied baggage for personal use, maintenance within any country including payment of living expenses and acquisition of goods or services for personal use, and arrangement or facilitation of such travel including nonscheduled air, sea, or land voyages.”); § 542.206(c) (same for Syria).

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

September 14, 2018

The Company, which closely monitors the sanctions against North Korea, Sudan, Syria, and other countries to ensure regulatory compliance and to provide travel advisory warnings when appropriate, anticipates that it will continue to rely upon these exemptions so long as they are available under U.S. law.

As noted above and described in more detail in the Company’s Annual Report, the Company also generates transaction and other revenue by, directly and indirectly, making hotel room nights available for booking on the Company’s transaction-based sites, making short-term vacation rentals available through our vacation rentals business, selling activities and attractions and providing online restaurant reservations. However, the Company’s website prevents users from booking hotels or arranging vacation rentals, activities and attractions, or restaurant reservations in North Korea, Sudan or Syria. As a result, based on a review of its records and to our knowledge, the Company confirms that it has not generated any transaction and other revenue from hotels, vacation rentals, activities and attractions, or restaurant reservations based in North Korea, Sudan or Syria during the fiscal years 2015, 2016 and 2017 and for the six months ended June 30, 2018.

The Company does not have any business operations, subsidiaries, affiliated entities or employees in North Korea, Sudan or Syria. TripAdvisor has never had any form of agreement, arrangement, or other form of contact with the governments of North Korea, Sudan or Syria, or, to its knowledge, entities those governments control.

The Company does not believe that the limited contacts with respect to North Korea, Sudan and Syria described in response to the foregoing comment are material in quantitative or qualitative terms, nor does the Company believe that such limited contacts present a material investment risk to its stockholders.

On a quantitative basis, during full fiscal years 2015, 2016, and 2017 and for the six months ended June 30, 2018, the Company’s revenues, assets and liabilities associated in any way with North Korea, Sudan and Syria were immaterial. During those periods, there were no assets, including accounts receivable, or liabilities associated with North Korea, Sudan and Syria. We note that even in the aggregate, the Company’s revenues associated in any respect with these three countries are de minimis. Below is a breakdown of the estimated total advertising revenues associated with North Korea, Sudan and Syria for fiscal years 2015, 2016 and 2017 and for the six months ended June 30, 2018 as compared to total consolidated revenue for the same periods. Note that we have estimated revenue that could potentially be attributed to these sites based on a number of factors which are variable and not static.

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

September 14, 2018

	2015		2016	2017	2018 (6 months ended June 30 of 2018)
Revenue Associated with North Korea, Sudan and Syria	$5,534	*	$19,563	$17,230	$7,126
Total Revenues (in millions)	$1,492		$1,480	$1,556	$811
Percentage	.0004%		.0013%	.0011%	.0009%

*

Please note that revenue for this period only includes revenues associated with Sudan and Syria. We were unable to collect 2015 revenue information for North Korea, although we believe the value is comparable to the other two countries and immaterial.

Furthermore, the Company does not have any present intention to expand its business activities in any of these countries and, therefore, does not expect its contacts with these countries to have any future material impact to its business, financial condition or results of operations.

On a qualitative basis, the Company does not believe that a reasonable person would consider its limited business related to North Korea, Sudan and Syria to have a material impact on making an investment decision regarding the Company’s securities. To its knowledge, the Company has not received any investor inquiries about its limited contacts with respect to these countries. Further, given the limited nature of the Company’s indirect contacts, the Company does not believe that it would be impacted by the divestment and similar initiatives mentioned in the Staff’s comment or that its limited contacts will materially impact the Company’s reputation or share value.

*        *        *

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

September 14, 2018

In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments concerning this response, or if you require additional information, please contact the undersigned at (781) 800-8785.

Sincerely,

/s/ Linda C. Frazier

Linda C. Frazier

Chief Compliance Officer, Vice President and

Associate General Counsel

cc:	Barbara Jacobs, Assistant Director, U.S. Securities and Exchange Commission

Daniel Leslie, Staff Attorney, U.S. Securities and Exchange Commission

Seth Kalvert, TripAdvisor, Inc.

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